Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-184057) of Spirit Realty Capital, Inc. of our report dated April 18, 2013, with respect to the consolidated balance sheets of Specialty Retail Shops Holding Corp. (the Company) as of February 2, 2013 and January 28, 2012 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended February 2, 2013, which report is incorporated by reference in the quarterly report on Form 10-Q for the three-months ended March 31, 2013 filed by Spirit Realty Capital, Inc.

Our report refers to the retroactive restatement of the consolidated financial statements for all periods presented to give effect to the common control merger between the Company and Pamida in 2012.

/s/ KPMG LLP

Chicago, IL

May 8, 2013